Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Q&A: Why Independent Transmission

Makes Sense Now for Texas Cities

Entergy Texas, Inc. proposes to separate and merge its high-voltage transmission business with the independent, transmission-only utility ITC Holdings Corp. The amended rate mitigation plan and commitments offered by the companies are highly responsive to concerns voiced by the Coalition of Texas Cities. In fact, the conditions for approval stipulated by the July 10 administrative law judges’ proposal for decision essentially mirror those suggested by cities.

The commitments made in the companies’ amended proposal fully address these concerns and conditions. Following are key questions and answers regarding the rate and performance commitments.

Question	Answer
What concerns did the cities have regarding the original Entergy Texas and ITC transaction?	The key concerns of all stakeholders generally fall into the categories of customer costs/benefits and regulatory jurisdiction/oversight. The first was that customer rate effects are quantifiable and immediate while benefits are not easily projected and occur over time. Additionally, it was noted that the Public Utility Commission of Texas will have less jurisdiction and oversight into ITC’s operations as a FERC-regulated utility.
Have the cities’ concerns now been addressed?	The companies’ amended proposal specifically addresses each of the key concerns.
How do the companies ensure that customers benefit with the amended proposal?

The amended proposal includes a rate mitigation plan that commits to customer bill credits until ITC’s investments demonstrate annual economic and performance benefits that exceed the rate effects driven by ITC’s ownership model.

ITC must demonstrate benefits through a comprehensive benefits test performed by a third party evaluator, mutually selected by a group of regulators and ITC, whose report is to be filed with the regulators.

Under this plan, customer benefits have to be demonstrated and measured for the rate mitigation to end. Entergy Texas and ITC are taking on the burden of proof to demonstrate the benefits of the transaction.

This rate impact will be more than offset by the benefits of ITC ownership, including improved service reliability, reduced transmission congestion and resulting costs, and improved access to markets for Texas customers.

How will the average customer bill be affected and what is driving the difference?	Transmission costs to retail customers are driven by ITC’s higher FERC-regulated cost of capital, which includes 12.38% return on equity and 60% capital structure. The proposed rate mitigation plan proposed by the companies by and large offsets these costs of capital driven rate effects. Moreover the rate mitigation continues till such a time that ITC is able to demonstrate the benefits of the transaction. True-up mechanism will ensure that customers received adequate rate mitigation. Finally the forward test year which is a timing effect is also addressed through the rate mitigation plan. Thus the companies have been very comprehensive and pro-active in addressing the concerns of the stakeholders in addressing the affects of the ITC transaction for the average customer..
What is the rate mitigation plan?

ITC and Entergy guarantee customer protection funds for five years, estimated at $90 million. Mitigation funds will be shared by wholesale and retail customers with retail customers receiving the clear majority of the funds. The plan comprises:

•   $67 million in rate rebates from ITC or bill credits by Entergy Texas

•   $10 million of net avoided costs for Entergy System Agreement transmission equalization payments.

•   An additional $13 million to address effects of the forward test year will be provided as credits to retail customer bills by Entergy

How long does rate mitigation continue?	Customers continue to receive rate mitigation until ITC’s investments demonstrate annual economic and performance benefits that exceed the rate effects driven by ITC’s ownership model but no less than five years minimum.
What if the actual costs are more than the rate mitigation in the first five years?	If the benefits test at the end of year five is not passed, a true-up will be performed to ensure that customers received adequate rate mitigation for actual rate effects of ITC’s ownership model less calculated benefits.
How will the benefits of ITC ownership be measured and demonstrated?	An independent, third-party evaluator chosen by a group of Entergy regulators (the Entergy Regional States Committee) and ITC will conduct the “benefits test” using a methodology approved by the PUCT. Measures include quantifiable improvements in system performance (i.e. duration and frequency of outages), improvements in system economics (i.e. benefits in congestion and fuel savings) and consideration for benefits from items like storm hardening, economic development, and job creation.
When will the benefits be calculated?	To determine if rate mitigation will continue, the benefits test will be performed by an independent, third-party evaluator at the end of year five following close of the transaction. If the annual benefits exceed the annual actual effects of ITC’s ownership model, rate mitigation ends. If not, rate mitigation continues at the level of rate effects of ITC’s ownership model not offset by benefits.
How do the commitments address loss of jurisdictional oversight?

To name a few, ITC and/or Entergy have committed to discuss and share with the PUCT and municipalities joint storm plans, vegetation management plans and storm drills; ITC will offer access to books and records; ITC will review any future rate filings in advance with the PUCT; ITC will fund necessary PUCT litigation expenses to participate in ITC related matters at FERC.

In addition, the PUCT will be able to participate in any and all MISO stakeholder processes in which they would have participated post transition of Entergy Texas into the MISO RTO.

Will ITC honor applicable conditions of Entergy’s MISO membership?	ITC and Entergy have both committed to fully comply with all applicable conditions established by the PUCT for Entergy’s membership in MISO. Appendix A of the Amended Proposed Commitments details the applicable conditions.
Didn’t the ALJs’ Proposal for Decision clearly recommend rejection of the deal?	The administrative law judges’ recommendation was made without consideration of the companies’ amended proposal and rate protection plan benefits. The ALJs listed numerous conditions for approval—essentially adopting the cities’ recommendations—and the amended plan fully addresses all of the proposed conditions.
How does the proposed independent transmission model benefit Texas cities?

The Coalition of Texas Cities recognized the benefits of the transaction:

•   Increased investment in the Entergy Texas service area can improve reliability, reduce transmission congestion and costs and improve access to competitive generation

•   Increased service quality due to ITC’s singular focus on transmission is expected to improve reliability and reduce cost of operations

•   Independent ownership eliminates any perception of bias in transmission planning and operations

•   Separate, strong balance sheets that afford greater capability to finance infrastructure requirements, with ITC focused on transmission and Entergy’s operating companies on generation and distribution

ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent Quarterly Reports on Form 10-Q , and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

4